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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  FORM 10-SB/A1

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES FOR SMALL BUSINESS ISSUERS
      Under Section 12 (b) or (g) of The Securities Exchange Act of 1934

                            APOGEE TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)

            DELAWARE                                      04-3005815
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
 of incorporation or organization)

             129 Morgan Drive                                02062
          Norwood, Massachusetts                          (Zip Code)
(Address of principal executive offices)

       Registrant's telephone number, including area code: (781) 551-9450

Securities registered pursuant to Section 12(b) of the Exchange Act:

    Title of each class                         Name of each exchange on which
    to be so registered                         each class is to be registered

Securities registered pursuant to Section 12(g) of the Exchange Act:

                    Common Stock, $.01 Par Value Per Share
                    --------------------------------------
                               (Title of Class)

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                               EXPLANATORY NOTE

      Apogee Technology, Inc. ("Apogee" or the "Company") is filing this Form 10-SB Registration Statement to comply with recently enacted rules of the National Association of Securities Dealers, Inc., which require, among other things, that the Company become a reporting company with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order for the Company to become eligible for listing on the OTC Bulletin Board.

                  Special Note on Forward Looking Statements

      This Form 10-SB contains express or implied forward-looking statements. The words "believes," "expects," "anticipates," "may," "will," "should," "intends," "forecasts," "projects," "plans," "estimates" and similar expressions identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and financial performance or operations and speak only as of the date the statements are made. Such forward-looking statements involve risks and uncertainties and readers are cautioned not to place undue reliance on forward-looking statements. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, the Company's limited operating history, unpredictability of operating results, loss of market share and pressure on prices from competition in various aspects of its business, the risks of rapid growth, the Company's dependence on key personnel, uncertainty of product acceptance, inability to timely develop and introduce new technologies, products and applications, changes in the level of activity in the audio industry, changes in economic conditions and an inability to obtain financing, as well as those discussed elsewhere in this Form 10-SB. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to publicly update, review or revise any forward-looking statements to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

                               Glossary of Terms

"CD" Compact Disc.
"Controller Device" A semiconductor device that implements DDX signal processing.
"DAC" Digital to Analog Converter. Used to convert digital signals into analog signals used by conventional amplifier technology.
"DDX" Registered trademark of Apogee Technology, Inc. standing for Direct
 Digital Amplification.
"DVD" Digital Versatile Disc.
"Efficiency" The ratio of the useful energy output from a system to the amount of energy consumed by the system.
"Engineering Samples" The first implementation of a concept in a form suitable to evaluate the characteristics of such concept.
"Heat Sink" Mechanical component used to conduct heat away from a semiconductor or other device.
"OEM" Original Equipment Manufacturer.
"MP3" A digital audio compression format for storing music on the World Wide Web and other components of the Internet.
"Power Device" A semiconductor device that implements DDX interface to the DDX
 Controller and high efficiency power transistors.
"1394" Designation of network technology standard developed by Apple Computer, Inc.

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Item 1. DESCRIPTION OF BUSINESS

History

      Apogee was organized as a Delaware corporation on July 1, 1987, and initially operated through its wholly-owned subsidiary, Apogee Acoustics Inc. ("Acoustics"). Acoustics engineered, manufactured and marketed high quality, high-end patented ribbon loudspeaker systems for use in home audio and video entertainment systems. This technology was so innovative that a pair of Apogee loudspeakers is on display at the Smithsonian Museum.

      Apogee discontinued its loudspeaker business in 1995 and, since that time, has focused exclusively on digital amplifier technology development. The Company initially developed a high efficiency amplifier architecture (US patent # 5,077,539) that it implemented with analog circuitry. To meet broader future market appeal, the Company subsequently developed and patented in 1997 a complete digitally-controlled amplifier design (US patent # 5,617,058) which the Company trademarked as Direct Digital Amplification or DDX(R).

      Most current digital audio systems use analog amplifiers to amplify analog signals produced by a digital to analog converter or DAC. The problem inherent with this methodology is that it requires digital signal conversion and analog amplifiers dissipate over half their power as heat. DDX is an amplifier design that utilizes a digital interface and high-efficiency switching technology. Embedded signal processing is used to convert digital audio data into Apogee's tri-state output which enables direct control of the power switching devices. This design significantly increases efficiency over analog amplifiers and eliminates analog noise problems. Eliminating the need for digital to analog conversion permits digital audio sources such as CDs and DVDs to remain digital from source to speakers resulting in clear digital sound.

      In August 1999, the Company signed a licensing agreement with ALST Technical Excellence Center, ("ALST") a strategic partnership between Altec Lansing Technologies, Inc. ("Altec") and STMicroelectronics. Altec is one of the world's leaders in sound systems for personal computers and STMicrolectronics (formerly SGS-THOMSON) designs, develops, manufactures and markets a broad range of semiconductor products for the telecommunications, computer, consumer electronics, automotive and industrial markets. In 1999, STMicroelectronics was the eighth largest semiconductor company in the world. Under this agreement, Apogee will license its patented DDX intellectual property on a non-exclusive basis to ALST to develop integrated semiconductor products for the computer, consumer electronics, automotive and communications markets. ALST will be responsible for the overall product development and STMicroelectronics will manufacture and sell products to ALST and other manufacturers. Apogee will receive a royalty on sales of all products incorporating Apogee's DDX technology. Apogee expects that its first commercial production run of chips incorporating the DDX technology for ALST will be shipped during the fourth quarter of this year.

      Design of the first part of a two-chip semiconductor DDX product solution, a Controller device, was completed in late 1999. The second part of that solution, a Power device, is expected to be available for customer testing in the third quarter of 2000. Production samples of the Controller and Power devices are projected for the forth quarter of 2000. Apogee plans to begin marketing semiconductor and amplifier products to audio OEMs through the establishment of a distribution and representative network during the third quarter of 2000. Apogee will market circuit boards that incorporate DDX semiconductor products through this distribution channel.

Industry Trends and the DDX Advantage

      The consumer electronics industry is moving toward development of fully digital integrated systems. In the audio segment, digital recording and distribution technology, such as Digital Versatile Discs (DVDs) and digital networks, have been and are being developed. In the near future, most audio (and much video) material will be recorded and distributed using digital technology. With this transition, the consumer is also demanding smaller less complicated

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audio systems, thus forcing audio manufacturers to further integrate products.
With more audio channels becoming standardized, such as home theater systems that utilize six channels, manufacturers are being forced to develop unique solutions that provide more audio power in smaller spaces.

      Current audio amplifier solutions cannot meet the need for fully digital integrated systems because they utilize low efficiency analog amplifiers to boost analog signals produced by a digital audio converter. The designs are not truly digital and can suffer from analog noise problems and the need for large heat sinks to dissipate the heat resulting from their poor efficiency. Apogee's DDX design solves both of these problems. DDX is fully digital so that analog noise problems are eliminated. Since the signal processing is digital, fully-integrated designs can be developed that operate at high efficiency. DDX uses patented switching technology to provide greater efficiency than analog designs playing music, thereby eliminating external heat sinks and simplifying packaging and manufacturing. DDX is the first all-digital amplifier solution designed to be offered on a low cost basis to the audio and communications markets.

      Apogee is developing DDX solutions for the high volume audio markets and other applications in the communications field which can directly benefit from the DDX unique design. The company is focusing its initial development efforts on DDX software design licensing, semiconductor products and OEM amplifier products for the PC multimedia, home audio and automotive markets. As these products are launched, Apogee will direct its development efforts towards emerging growth markets such as Internet appliances and network systems. Some of the applications and advantages of DDX technology in current and future markets, which the Company may pursue in the future, are summarized below. There can be no assurances that the Company will be successful in developing any of these products, however, or, that if developed, the Company will be successful in marketing any of them:

         a) Emerging Markets

      With DDX technology, new digital products no longer encumbered by analog designs will evolve. DDX potential solutions are adaptable to DVD, integrated digital amplification in Digital TVs, speakers, and digital cable systems. New technologies such as MP3, digital playback and Internet appliances can be fully digital with DDX amplifier solutions.

      DDX's digital to power architecture can be adopted to secure digital music playback. As music is distributed digitally, it can be copied easily once it has been decoded. With DDX, the music decoding can be made so that unsecured digital data is not available for copy.

         b) Traditional Audio Segments

      Apogee's high efficiency technology provides audio clarity and cost effective solutions in many audio applications. In the home audio and PC multimedia markets, OEM manufacturers will be able to realize efficiencies through the incorporation of smaller configuration DDX amplifiers in powered speakers. DDX's smaller and more efficient design will enable car audio designs to deliver more power in a smaller space. Portable boom boxes, MP3 players and mobile communication devices will also benefit from longer battery life due to DDX efficiency.

         c) Network Audio

      Apogee's digital design is a natural solution for distributed audio on network systems. With the emergence of home networking applications, such as Apple's 1394, DDX can provide low cost audio solutions to this market. DDX's digital processing can be integrated with network interface designs to provide consumers with pure digital sound throughout their homes at lower cost. Audio systems may also be installed in wall or ceiling spaces without the typical thermal problems associated with analog amplifier installations. In addition, because of DDX's higher efficiency, more amplifiers and higher audio output can be achieved in network applications compared with analog systems operating from a remote power source.

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Product

      Apogee is developing a range of DDX products to meet the needs of large and small OEM customers.

         a) Technology Licenses

      Apogee is licensing its DDX technology, in the form of software and hardware logic designs, to meet the needs of large audio OEMs and semiconductor companies. The Company completed its first technology solution, the "DDX-S200", in June 1999 and plans to release an enhanced version of this design during the fourth quarter of 2000. As well as improving existing functionality, Apogee continues to add additional audio functions to improve the marketability of its DDX technology.

         b) Semiconductors

      Apogee is developing DDX semiconductor solutions for sale to audio OEMs. The Company has developed a DDX amplifier chip set consisting of a DDX Controller device, the "DDX-2000", and a DDX Power device, the "DDX-2060". The DDX Controller interfaces to standard digital audio designs and directly controls the DDX Power device. This design can provide from 7 to 30 watts per channel of power output. Because of the device's high efficiency, the DDX amplifier can be mounted on a circuit board without an external heat sink, thus simplifying manufacturing. Sample devices of this chip set became available in July 2000. The Company intends to start production of these devices during the fourth quarter of 2000. Apogee plans to develop additional semiconductor devices at different power levels and with different performance features to broaden market appeal for its DDX technology.

         c) OEM Amplifier Products

      Apogee plans to develop and market evaluation and reference circuit boards that utilize DDX semiconductors. These amplifier products will be used to support DDX semiconductor marketing activities and will also be made available for sale to audio OEMs. The first of these products that utilized the DDX-2000 was demonstrated at the Consumer Electronics Show in Las Vegas in January 2000. The Company is currently developing a DDX-2000/DDX-2060 evaluation board that will be available in the fourth quarter 2000.

Marketing

      The Company's technology is marketed through direct sales of technology licenses, semiconductors and amplifier products. This approach provides value solutions for both high and low volume semiconductor and audio OEM customers. Specifically, the following are the marketing approaches that the Company will be adopting for each business area:

         Technology Licensing

      The Company utilizes internal marketing staff for licensing solutions to large semiconductor and audio OEMs. The Company signed its first licensing agreement with ALST. Products under this agreement are expected to be shipped during the fourth quarter of this year. Following the ALST agreement, the Company has begun negotiations with other parties relating to additional licensing arrangements for applications of its DDX technology.

         Semiconductors and OEM Amplifier Products

      The Company markets its semiconductor and OEM amplifier products utilizing direct sales and marketing techniques and distributors in the U.S. and foreign markets.

Competition

      Apogee's DDX technology is the first all-digital solution targeted towards high volume, low cost markets. The audio industry today is characterized by (1) analog amplifiers known as Class A/B amplifiers and (2) analog high efficiency designs, known as Class D amplifiers. The industry is moving from analog to

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digital format amplifiers in a manner similar to video's move to digital.
Apogee believes that the design of its DDX technology as a pure digital to digital amplification solution gives the Company an advantage in the audio market. The DDX solution enables competitive signal processing efficiencies as there is no need for extra components to convert the digital input to an analog signal prior to amplification. This simpler design leads to reduced manufacturing costs and creates a competitive advantage for the Company.

Item 2.A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1999

      The following Discussion and Analysis of the Company's Financial Condition and Results of Operations should be read in conjunction with the Company's Financial Statements and the related Notes included elsewhere in this Registration Statement. This discussion contains, in addition to historical statements, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the factors discussed in the section titled "Special Note on Forward-Looking Statements" as well as other factors in this Apogee Registration Statement on Form 10-SB/A1.

Introduction

      Prior to 1995, the Company was in the business of engineering, manufacturing and marketing high quality, high-end patented ribbon loudspeaker systems for use in home audio and video entertainment systems. The Company discontinued this loudspeaker business in 1994. Since 1995, the Company's business has shifted to the design and marketing of digital amplifier technology, DDX(R). The Company has completed development of its first DDX software, semiconductor and amplifier products and has entered into one licensing agreement but has not yet begun to generate revenues from the sale of its DDX products. The Company has incurred net losses of approximately $1.1 million for the year ended December 31, 1999 and just under $1 million for each of the years ended December 31, 1998 and December 31, 1997. At December 31, 1999, the Company had an accumulated deficit of $7,294,899, of which approximately $4 million was attributable to the Company's now defunct loudspeaker business. These net losses and accumulated deficit (since 1995) result primarily from the costs associated with the Company's DDX development efforts. DDX development costs during 1996 and 1997 were used to develop the conceptual design and to market the solution to potential customers. With the design concept validated, efforts during 1998 and 1999 were devoted to converting the concept into semiconductor solutions. This activity was performed using internal and external engineering resources. Additional development costs were incurred during 1999 to fabricate engineering device samples.

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Selected Consolidated Financial Data

      The following selected financial data for the three years ended December 31, 1999 has been derived from the Company's financial statements audited by Yohalem Gillman & Company LLP, independent accountants.

                                            For the Years Ended December 31,
                                            --------------------------------

                                           1999           1998           1997
                                           ----           ----           ----
Statement of Operations Data:

Revenues                              $    60,200    $    61,371    $    17,375

Costs and expenses                      1,094,755        964,258        839,744

Other income (expense)                    (27,852)       (51,214)      (114,650)

Net  Loss                              (1,062,407)      (954,101)      (937,019)

Shares outstanding

-December 31                            4,155,022      3,106,156      1,934,000

Balance Sheet Data:

Total assets                              225,508         85,031         97,358

Stockholders' deficiency                 (636,116)    (1,241,625)    (1,067,398)


Results of Continuing Operations of the Company

      Revenues in 1999 were principally derived from fees for the ALST licensing agreement. Revenues for 1998 and 1997 consisted of miscellaneous consulting work. In 1997, the Company performed engineering consulting services relating to the development of a device to detect the angular rate of movement of a moving object and in the 1998, the Company performed consulting services in connection with the design of a demonstration unit interfacing its DDX technology with that of the contracting company.

      Costs and expenses reflect primarily research and development costs incurred as well as selling, general and administrative costs. Increases in costs and expenses from 1998 to 1999 consisted of additional spending for research, design and development of the Company's Controller and Power devices, as well as the costs of hiring additional personnel in both product design and marketing. A large portion of the increase in costs and expenses from 1997 to 1998 reflects professional fees accumulated from earlier litigation (For a description of this litigation, see Part II, Item 2 below.) and other general corporate work.

      The Company has reported net losses for the years 1997 through 1999. During the current year, the Company is expanding its commercialization efforts and it expects operating losses to continue for the foreseeable future.

Liquidity and Capital Resources

      During the past three years, three principal shareholders, Mr. David Spiegel, Mr. Herbert Stein and Dr. Anton Schrafl, have, in large part, funded the Company through personal loans. For a description of these loans, See Part I, Item 7, "Certain Relationships and Related Transactions", below. These loans were converted into shares of the Company's common stock, $0.01 par value per share (the Common Stock"), through private placements of the Common Stock. The Company has also raised operating funds through the private placement of its securities to its directors and to nonaffiliated investors and from bank lines of credit. For a detailed description of these cash raising and loan repayment transactions, see Part II, Item 4, "Recent Sales of Unregistered Securities", below.

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      In 1997, the Company raised $150,000 in a private placement to one of its directors and $50,000 in a private placement to an unaffiliated investor. In December of 1997, the Company received a $250,000 bank line of credit that was guaranteed by two of its directors. This loan was repaid by these directors in March 1999. In May 1999, the Company received an additional bank financing, guaranteed by one of its directors, in the amount of $200,000.

      In 1998, the Company raised $100,000 in a private placement to an unaffiliated investor. Additionally, the Company raised $129,586 from unaffiliated investors through the private sale of its Common Stock in connection with a litigation settlement. (For a discussion of this matter, see
Part II, Item 2, below). From the first quarter of 1999 through January 2000, the Company raised a total of $816,668 in three private placements including two offerings of Common Stock, in the first of which, to the Directors of the Company, the Company raised $85,000 and in the second, to the Directors of the Company and to two unaffiliated investors, $236,668, and an offering of Units (defined below) in which three directors contributed an aggregate of $100,000 and additional unaffiliated investors contributed $395,000.

Year 2000 Compliance

      Certain currently installed computer and communications systems and software products may be unable to recognize and properly process data fields containing a two digit calendar year. This situation could result in system failures or miscalculations causing disruptions in the operations of any business. As a result, many companies' software and computer and communications systems have been upgraded or replaced to be able to accurately process Year 2000 date-based information.

      Apogee has reviewed its internal systems and based, on this review, the Company does not currently believe that it has material exposure to the Year 2000 issue.

      The Company does not anticipate any future problems in connection with Year 2000 issues The Company's costs to date of remediating Year 2000 issues have been inconsequential and it expects that any future expenses for its Year 2000 compliance will not be material. The Company has not developed a contingency plan to address situations that may result if either the Company or third parties upon whom the Company relies, is unable to achieve Year 2000 readiness.

Item 2.B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - THREE MONTH PERIOD ENDED MARCH 31, 2000

Results of Continuing Operations of the Company

         Three Months Ended March 31, 2000 as Compared to the Three Months Ended March 31, 1999

         The Company did not generate any revenues during either the first quarter of 2000 or the first quarter of 1999. The Company incurred research and development expenses during the first quarter of 2000 of $126,588, an increase of approximately $35,000, or 37%, over the same period in 1999. This increase reflected the Company's increased activity as it moved forward with the development of its new DDX Controller and Power devices. Selling, general and administrative costs during the first quarter of 2000 increased to $176,461 from $62,563 during the same period in 1999. This approximately 200% increase reflected the Company's expanded efforts in marketing its new DDX products and increased accounting and legal fees incurred in connection with the Company's preparation of three year audited financial statements and its Form 10-SB Exchange Act registration application.

Liquidity and Capital Resources

         From January through June 2000, the Company raised $750,000 in a private placement of its Common Stock at $3.00 per share. The directors of the Company contributed $291,000 of this amount while third party accredited investors

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contributed the $459,000 balance. The Company is currently engaged in a new private placement of its Common Stock to raise an additional $1 million for working capital purposes. In February 2000, the Company refinanced its $200,000 bank loan and in April 2000, this loan was converted into a revolving line of credit secured by the assets of the Company and guaranteed by one of its directors. The Company repaid the outstanding principal and interest on this line of credit in May 2000.

         The continuance of the Company is dependent upon its ability to successfully develop and market its digital amplifier technology and raise funds for such purposes. There can be no assurance, however, that the Company will be able to raise the funds that it needs to continue its operations in the long term or that additional funds will be available to the Company on acceptable terms, if at all.

Item 3. DESCRIPTION OF PROPERTIES

         The company maintains its offices at 129 Morgan Drive, Norwood, MA. The 5,000 square foot area is leased on a month-to-month basis.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of June 30, 2000 concerning the ownership of Common Stock by each Stockholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each current member of the Board of Directors, each executive officer, and all directors and executive officers as a group.

                                                    SHARES BENEFICIALLY OWNED(1)
Name and Address**                                    Number           Percent
------------------                                    ------           -------


Herbert M. Stein                                     915,150(2)        19.5%
    71 Fairlee Road, Waban, MA 02468
H.M. Stein Associates                                915,150(2)        19.5%
    71 Fairlee Road, Waban, MA 02468
David Spiegel                                        825,316(3)        17.6%
    600 Mountain Street, Sharon, MA 02067
Leo Spiegel                                          391,818            8.4%
    30 Ashcroft Road, Sharon, MA 02067
Dr. Anton Schrafl                                    613,000(4)        13.2%
    Schlossbergstrasse 23, Zollikon, Switzerland
Alan Tuck                                            115,200(5)         2.5%
William S. Edwards                                     5,000(6)           *
David Meyers                                          45,000(7)           *
Vincent Patalano                                       5,000(8)           *
All executive officers and directors
         As a group (9 persons)                    2,910,784(9)        61.1%

----------------------

 * Represents beneficial ownership of less than l% of the Company's outstanding shares of Common Stock.

** Addresses are given for beneficial owners of more than 5% of the Company's outstanding stock only.

(1) The number of shares of Common Stock issued and outstanding on June 30, 2000 was 4,669,522. The calculation of percentage ownership of each listed beneficial owner is based upon the number of shares of Common Stock issued and outstanding June 30, 2000, plus shares of Common Stock subject to options and/or warrants held by such person at June 30, 2000 and exercisable within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below.

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(2)  Includes 20,000 shares of Common Stock owned directly by Mr. Stein, 10,000 shares of Common Stock which may be purchased by Mr. Stein within 60 days of June 30, 2000 upon the exercise of stock options, 50,700 shares of Common Stock owned by Mr. Stein's wife, 829,450 shares of Common Stock owned by H.M. Stein Associates ("HMSA") and 5,000 shares of Common Stock which may be purchased by HMSA upon the exercise of fully vested Warrants. Mr. Stein has sole voting and investment power with respect to all of the shares owned by HMSA but denies beneficial ownership of 91% of the shares owned by HMSA.

(3) Includes 10,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options and 5,000 shares of Common Stock which may be purchased after June 30, 2000 upon the exercise of fully vested warrants.

(4) Includes 4,000 shares of Common Stock which may be purchased after June 30, 2000 upon the exercise of fully vested warrants.

(5) Includes 2,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options.

(6) Includes 5,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options.

(7) Includes 45,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options.

(8) Includes 5,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options.

(9) Includes 65,000 shares of Common Stock which may be purchased within 60 days of June 30, 2000 upon the exercise of stock options, and 24,000 shares of Common Stock which may be purchased after June 30, 2000 upon the exercise of fully vested warrants.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors

     The names of the Company's current Directors and certain information regarding each such Director's business experience during the past five years are set forth below. The Company's Directors are elected by the stockholders at each annual meeting and serve for one year or until their successors are duly elected and qualified.

      Name                          Age               Position with the Company
      ----                          ---               -------------------------
      Herbert M. Stein              71                Chairman of the Board
      David Spiegel                 43                President and Treasurer
      Dr. Anton Schrafl             68                Director
      Alan Tuck                     51                Director

      Mr. Herbert M. Stein has served as a Director of the Company since 1996 and as Chairman of the Board since January 2000. Mr. Stein was Chairman of the Board of Directors of Organogenesis Inc. from 1991 through 1999 and Chief Executive Officer of Organogenesis from 1987 through 1999.

      Mr. David Spiegel has served on the Company's Board of Directors since 1987, as President and Treasurer of the Company since 1995 and as Chairman of the Board from 1996 to 1999. He is President, Director and owner of Automotive Galleries Inc., Norwood, MA. David Spiegel is the son of Leo Spiegel.

      Dr. Anton Schrafl has served as a Director of the Company since 1997. He has been Deputy Chairman of "Holderbank" Financiere Glaris Ltd., since July 1984. He is also a Director of Organogenesis Inc.

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      Mr. Alan Tuck has served as a Director of the Company since 1998. He was
Chief Strategic Officer of Organogenesis Inc. from September 1997 to July 2000, and, at various times from August 1996 to June 1998: Strategic Advisor to Dyax Corp, Executive Vice President and Chief Strategic Officer of Biocode Inc., and Chief Strategic Officer of ImmuLogic Pharmaceutical Corporation. Mr. Tuck was President & CEO of T Cell Sciences Inc. from February 1992 to May 1996. He is currently a Director of Genzyme Transgenics Corporation.

 Executive Officers

      The names of, and certain information regarding, executive officers of the Company who are not also directors, are set forth below. The executive officers serve at the pleasure of the Board of Directors.

      Name                    Age       Position with the Company
      ----                    ---       -------------------------
      Leo Spiegel             75        Executive Vice President, Research
      David Meyers            41        Vice President, Business Development
      William S. Edwards      55        Executive Vice President and Chief
                                        Operating Officer
      Vincent Patalano        41        Vice President, Engineering and Planning

      Mr. Leo Spiegel has served as the Company's Executive Vice President of Research since 1996. Prior thereto, he was the Chairman of the Board of the Company from 1987 to 1996. He served as a Director of the Company from its inception in 1981 until 1996. He is co-founder of the Company. Leo Spiegel is David Spiegel's father.

      Mr. David Meyers was appointed the Company's Vice President, Business Development in January 2000. Prior to joining the Company in 1996, Mr. Meyers was a principal engineer with Arinc Research Corporation.

      Mr. William Edwards was appointed Executive Vice President and Chief Operating Officer in June 2000 when he joined the Company. Prior to joining the Company, Mr. Edwards was most recently Senior Vice President, Operations at Physician Computer Network, Inc. where he was employed since 1991.

      Mr. Vincent Patalano was appointed Vice President of Engineering and Planning in June 2000. Prior to joining Apogee Mr. Patalano had been Vice President, Research and Development at VERSYS Inc. and Physician Computer Network Inc. since 1982.

Involvement in Legal Proceedings

      To the best of the Company's knowledge, during the past five years, none of the present or former directors or executive officers of the Company have been involved in any legal proceedings, other than those relating to minor traffic violations.

Item 6. EXECUTIVE COMPENSATION

Compensation of Directors

      The Company's policy is to pay no compensation to members of the Board for attendance at Board meetings or committee meetings.

      Directors are eligible to participate in the Company's 1997 Employee, Director and Consultant Stock Option Plan (the "Plan"). Options to purchase an aggregate of 10,000 shares of the Company's Common Stock, at an exercise price of $1.25 per share vesting over five years, were granted under the Plan during Fiscal 1999 to Mr. Alan Tuck.

Compensation of Executive Officers

      David Spiegel, President of the Company, did not receive any compensation for Fiscal 1999 for services he rendered to the Company. No other executive officer of the Company received compensation, including salary and bonus, for fiscal 1999 exceeding $100,000.

-------------------------------------------------------------------------------

Option Grants in Last Fiscal Year

      The Company did not grant any options during Fiscal 1999 to its executive officers.

Fiscal Year-End Option Values

      The following table provides information regarding the value of both exercisable and unexercisable stock options held by the Company's President as of December 31, 1999 and the value of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the Company's Common Stock. No options were exercised during Fiscal 1999.

                Number of  Securities Underlying      Value of the Unexercised
                    Unexercised Options/SARs          In-The-Money Options/SARs
                       at Fiscal Year-End              at Fiscal Year-End (1)
                --------------------------------    ----------------------------
    Name        Exercisable        Unexercisable    Exercisable    Unexercisable
-------------   -----------        -------------    -----------    -------------
David Spiegel      20,000              30,000         $29,000         $43,500

(1) The value of unexercised in-the-money options at fiscal year end assumes a fair market value for the Company's Common Stock of $2.00, the closing bid price per share of the Company's Common Stock as quoted on the National Quotation Bureau Pink Sheets on December 31, 1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In April 1997, the Company moved to a facility owned by Mr. David Spiegel, a stockholder of the Company. The Company rents the facility for $3,600 per month on a month-to-month basis. Rent paid during 1998 and 1999 amounted to $86,400 in the aggregate. Rentals paid are below market value.

      As of May 31, 1997, Mr. Leo Spiegel, Mr. David Spiegel, Mr. Herbert Stein and Mr. Melvin Ravech (the "Lenders") had loaned the Company a total of $138,500, $143,500, $165,000 and $22,500, respectively, at an interest rate of
8% per annum (the "1997 Loans"). On June 12, 1997, the Board of Directors of the Company voted to convert the 1997 Loans into 854,545 shares of Common Stock at a conversion price of $.55 per share. The 1997 Loans were converted on May 21,1998. Accrued interest on the 1997 Loans totaling $79,188 was waived by the Lenders.

      On December 3, 1997, the Company obtained a $250,000 unsecured bank line of credit (the "Line of Credit") at an interest rate of prime plus 1.25% (9.75% at December 31, 1998 and 1997). The Line of Credit was personally guaranteed by Mr. David Spiegel and Mr. Herbert Stein (the "Guarantors") and was paid off by the Guarantors on March 31, 1999. On January 12, 1999, the Board of Directors of the Company voted to issue 100,000 shares of Common Stock to each of the Guarantors, at a price of $1.25 per share in consideration of repayment of the Line of Credit by the Guarantors. These shares were issued on August 2, 1999. Accrued interest on the Line of Credit was paid by the Guarantors.

      Between October 1997 and January 1999, Dr. Anton Schrafl, Mr. Alan Tuck, Mr. Herbert Stein and Mr. David Spiegel loaned the Company a total of $264,750, $80,000, $100,000 and $100,000, respectively. On January 12, 1999, the Board of Directors of the Company voted to convert these loans into 457,000 shares of Common Stock at conversion prices of $.75 to $1.25 per share. These loans were converted on August 2, 1999.

      Between August 1998 and April 1999, Mr. David Spiegel and Mr. Herbert Stein (the "Director Lenders") loaned the Company an additional total of

-------------------------------------------------------------------------------

$107,332 and $100,000, respectively (the "Additional Loans"). On May 13, 1999, the Board of Directors of the Company voted to convert the Additional Loans into 165,866 shares of Common Stock at a conversion price of $1.25 per share. The Additional Loans were converted on August 2, 1999.

Item 8. DESCRIPTION OF SECURITIES

      The Company's authorized capital stock consists of 9,000,000 shares of Common Stock, $.01 par value per share, and 10,000 shares of Preferred Stock, $100 par value per share.

Common Stock

      As of June 30, 2000, 4,669,522 shares of Common Stock were issued and outstanding. An additional 311,000 shares of Common Stock may be issued upon the exercise of outstanding options of which 144,000 are fully vested and an additional 54,500 shares of Common Stock may be issued upon the exercise of outstanding and fully vested warrants. Holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of the Shareholders of the Company. Common Shareholders of the Company do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50 percent of the shares of Common Stock have the power to elect all of the directors, and in such event the holders of the remaining shares will not be able to elect any director.

      Subject to preferences that are applicable to any outstanding shares of preferred stock, cash dividends may be paid to the holders of the Common Stock when and if declared by the Board of Directors out of funds legally available therefor. The Company has never declared a cash dividend.

      All common shares are equal to each other with respect to liquidation rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably, share for share, in the net assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations, and after liquidation payments to holders of outstanding shares of preferred stock, if any. All shares of Common Stock now outstanding are fully paid and nonassessable, and holders of the Company's Common Stock have no preferences or rights of conversion, exchange, preemption or redemption.

Preferred Stock

      As of June 30, 2000, there were no shares of the Company's Preferred Stock outstanding. The Company is authorized by its Amended Certificate of Incorporation to issue up to 10,000 shares of redeemable Preferred Stock, $100 par value per share. Holders of the Preferred Stock, if any, would be entitled to receive preferential, non-cumulative dividends, when and if declared by the Board of Directors out of funds legally available therefor, at a rate of 9% per annum. The Preferred Stock carries no voting rights, except as required by law. Preferred Shareholders would be entitled to a liquidation preference over the holders of Common Stock.

Warrants

      As of June 30, 2000, the Company has issued warrants (the "Warrants") to purchase an aggregate of 54,500 shares of Common Stock to certain persons in connection with a private placement of the Company's Common Stock. The Warrants are immediately exercisable, have an exercise price of $2.50 per share and expire five years from the date of issuance. The number of shares for which the Warrants are exercisable is subject to adjustment upon changes in the Company's capital structure, including stock splits, combinations or dividends and reclassifications.

Transfer Agent

      The American Stock Transfer and Trust Co., 99 Wall Street, New York, New York, is the transfer agent for the Company's Common Stock.

-------------------------------------------------------------------------------

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The Company's Common Stock was listed on the Nasdaq Stock Market (formerly the National Association of Securities Dealer's Automated Quotation System) from July 15, 1988 to June 8, 1992 under the symbol APGG. The Common Stock was also listed on the Boston Stock Exchange under the symbol APG from February 14, 1990 until December 18, 1992.

      From June 9, 1992 to September 1, 1999, the Company's Common Stock was quoted on the Over-the-Counter Bulletin Board (the "OTCBB") of the The Nasdaq Stock Market, Inc. under the symbol APGT. As of September 1, 1999, the Company's Common Stock was no longer eligible for quotation on the OTCBB due to the phase-in implementation of NASD Rule 6530 requiring all OTCBB quoted companies to report their current financial information to the Securities and Exchange Commission (the "SEC"). Since September 1, 1999, the Company's Common Stock has been quoted on the National Quotation Bureau's Pink Sheets (the "Pink Sheets"). Once this Form 10-SB application has been approved by the SEC, it is expected that the Company's Common Stock will resume quotation on the OTCBB.

      Set forth below for the periods specified are the ranges of high and low closing bid prices for the Common Stock as published by the OTCBB and the Pink Sheets, as indicated. The bid quotations represent inter-dealer prices, without adjustment for mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

                                                 Closing Bid Price
                                                 -----------------
                                           Low                       High
                                           ---                       ----
1998:

         First Quarter                      1.1250                   1.7500
         Second Quarter                     0.6250                   1.1250
         Third Quarter                      0.6250                   0.9375
         Fourth Quarter                     0.7500                   1.0000

1999:

         First Quarter                      0.5000                   0.7500
         Second Quarter                     0.7500                   3.0625
         Third Quarter (on the OTCBB
          through September 1, 1999)        0.7500                   4.7500
         Third Quarter (on the Pink
          Sheets from
          September 2, 1999)                1.3750                   1.5000
         Fourth Quarter (on the
          Pink Sheets)                      1.0000                   2.1250


2000: (on the Pink Sheets)
         First Quarter                      1.2500                   3.2500
         Second Quarter                     2.0000                   7.7500
         Third Quarter (through July
             21, 2000)                      4.0000                   8.0000

      As of June 30, 2000, there were 66 holders of record of the 4,699,522 outstanding shares of Common Stock and approximately 260 beneficial holders of the Common Stock.

Dividends

      The Company has never paid cash dividends and does not plan to pay any cash dividends in the foreseeable future.

--------------------------------------------------------------------------------

Item 2. LEGAL PROCEEDINGS

      The Company is not a party to any litigation in any court and management is not aware of any contemplated proceedings by any governmental authority against the Company.

      In August 1997, a stockholder initiated an action against the Company and certain of its directors and officers. The Company settled this matter in March 1998. The settlement dismissed all claims against the Company and its directors and officers. As part of the settlement, the Company offered to all stockholders, exclusive of the defendants, the right to purchase two shares of Common Stock for each five shares held at a price of $.55 per share, up to an aggregate of 400,000 shares. Pursuant to the settlement, stockholders purchased a total of 235,611 shares of Common Stock which the Company issued in May 1998. In addition, the Company paid the plaintiffs' attorneys $15,000, plus expenses and 2,000 shares of Common Stock.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       Not Applicable.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES

      Set forth in chronological order is information regarding shares of common stock issued and options and warrants granted by the Company during the past three years. Also included is the consideration, if any, received by the Company for such shares, options and warrants and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. All of the following securities were sold directly by the Company and there were no underwriters or selling agents involved in these transactions.

      In May 1997, the Company sold and issued 300,000 shares of Common Stock, in a private placement under Section 4(2) of the Securities Act, to one director of the Company, Dr. Anton Schrafl, at a price of $0.50 per share for an aggregate of $150,000.

      In June 1997, the Company sold and issued 100,000 shares of Common Stock, in a private placement under Section 4(2) of the Securities Act, to one investor at a price of $0.50 per share for an aggregate of $50,000.

      The Company's 1997 Employee, Director and Consultant Stock Option Plan (the "Plan") was approved and adopted by the Company's Board of Directors in May 1997 and by the Company's stockholders in August 1997. In July 1997, in substitution and cancellation of options to purchase Common Stock of the Company under the Company's 1989 Stock Plan, the Company granted options under the Plan to purchase 150,000 shares of Common Stock at an exercise price of $0.50 per share to three employees of the Company. Additionally, the Company granted options to purchase 50,000 shares of Common Stock at an exercise price of $0.55 per share under the Plan to two directors/stockholders of the Company, Mr. David Spiegel and Mr. Herbert Stein. The issuances of options under the Plan were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans as provided under Rule 701.

      In April 1998, the Company sold and issued 80,000 shares of Common Stock in a private placement under Section 4(2) of the Securities Act to one investor at a price of $1.25 per share for an aggregate of $100,000.

      In May 1998, the Company issued 854,545 shares of Common Stock in a private placement under Section 4(2) of the Securities Act to four persons, including two directors/stockholders, Mr. David Spiegel and Mr. Herbert Stein, and one executive officer/stockholder of the Company, Mr. Leo Spiegel, upon conversion of an aggregate of $470,000 of loans made by these persons to the Company, at a conversion price of $0.55 per share.

      In May 1998, in accordance with the terms of an Order and Final Judgement entered on March 31, 1998 by the Court of Chancery of the State of Delaware (the

--------------------------------------------------------------------------------

"Court") pursuant to the terms and conditions set forth in a Stipulation and Settlement dated December 24, 1997 and filed with the Register in Chancery on December 29, 1997, the Company sold and issued 235,611 shares of Common Stock in a private placement under Section 4(2) of the Securities Act to certain existing stockholders of the Company at a price of $0.55 per share for an aggregate of $129,586, and issued 2,000 shares of Common Stock to plaintiff's counsel, in partial payment of attorneys fees awarded by the Court in connection with the Stipulation and Settlement.

      In January 1999, the Company granted options to purchase 10,000 shares of Common Stock under the Plan at an exercise price of $1.25 per share to one director of the Company Mr. Alan Tuck.

      During the first quarter of 1999, the Company sold 723,666 shares of Common Stock in a private placement under Section 4(2) of the Securities Act to directors, Messrs. Spiegel, Stein and Tuck and Dr. Schrafl, and one executive officer of the Company, Mr. Leo Spiegel, at prices of $.75 and $1.25 per share. The Company received as consideration $85,000 in cash, the conversion of $529,750 of existing stockholder debt and the repayment by two of the directors/stockholders, Messrs. Spiegel and Stein, of the Company's $250,000 line of credit.

      During the second quarter of 1999, the Company sold 275,200 shares of Common Stock in a private placement under Section 4(2) of the Securities Act to the directors of the Company at a price of $1.25 per share. The Company received as consideration $236,668 in cash and $107,332 as conversion of existing stockholder debt.

      In May 1999, the Company granted options to purchase an aggregate of 40,000 shares of Common Stock under the Plan at an exercise price of $1.25 per share to four employees and one former director of the Company.

      During the fourth quarter of 1999 and through January 2000, the Company sold, in a private placement under Section 4(2) of the Securities Act, 272,500 units (the "Units"), each unit consisting of one (1) share of Common Stock and one warrant to purchase one-fifth (1/5) of a share of Common Stock (the "Warrant" or "Warrants"), for an aggregate purchase price of $545,000 ($2.00 per
Unit), including the conversion of $50,000 in stockholder debt, to certain investors, including directors/stockholders of the Company, Messrs. Spiegel and Stein and Dr. Schrafl. The Warrants which expire five years from the date of issuance are immediately exercisable at an initial exercise price of $2.50 per share.

      During the first half of 2000, the Company sold 250,000 shares of Common Stock in a private placement under Section 4(2) of the Securities Act at a price of $3.00 per share.

      In April 2000, the Company sold, upon the exercise of options, 20,000 shares of Common Stock to each of two directors, Messrs. Spiegel and Stein, at $0.55 per share, and 2,000 shares of Common Stock to Mr. Tuck, at $1.25 per share. In May 2000, the Company sold, upon the exercise of options, 10,000 shares of Common Stock at $1.25 per share to a former director of the Company. During the second quarter of 2000, the Company granted options to purchase an aggregate of 81,000 shares of Common Stock under the Plan at exercise prices ranging from $2.50 to $3.38 per share to nine employees of the Company.

Item 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

      The Company's Amended Certificate of Incorporation (the "Charter") provides that the Company shall indemnify to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law ("DGCL"), as amended from time to time, each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. In addition, the Company's Bylaws provide that any expenses, including attorneys' fees, incurred by a person who is or was one of our directors or officers, in connection with defending any such proceeding in advance of its final disposition may be paid by the Company as authorized by the Board of Directors; provided, however, that an

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                                                                         Page 16
advancement of expenses incurred by an indemnitee in his capacity as a director or officer shall be made only upon delivery to the Company of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses.

      Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

      Article Nine of the Charter eliminates the liability of the directors of the Company to the fullest extent authorized by Section 102(b)(7) of the DGCL. In addition, the Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by the Company or in the Company's right, by reason of the fact that he is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all liabilities and expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

--------------------------------------------------------------------------------

                                    PART F/S

                    I. YEAR ENDED DECEMBER 31, 1999, AUDITED

                             APOGEE TECHNOLOGY, INC.
                                 AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                          DECEMBER 1999, 1998 AND 1997


APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

TABLE OF CONTENTS

================================================================================

                                                                            Page
Independent Auditor's Report                                                  1

Consolidated Financial Statements

  Balance Sheets                                                              2

  Statements of Operations and Accumulated Deficit                            3

  Statements of Cash Flows                                                    4

  Notes to Financial Statements                                               5

--------------------------------------------------------------------------------

Independent Auditor's Report

Board of Directors
Apogee Technology, Inc.

We have audited the accompanying consolidated balance sheets of Apogee Technology, Inc. and subsidiary as of December 31, 1999, 1998 and 1997 and the related consolidated statements of operations and accumulated deficit, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apogee Technology, Inc. and subsidiary as of December 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has negative working capital, a stockholders' deficiency, recurring losses, and in recent years had no operations (other than development) or any significant current income, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The viability of the Company is dependent upon its ability to successfully develop and market its digital amplifier technology applications and raise sufficient funds for such purposes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Yohalem Gillman & Company LLP

New York, New York
February 19, 2000

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
================================================================================

                                                                                    DECEMBER 31,
                                                                             1999           1998           1997
                                                                      -----------------------------------------
ASSETS
Current assets
   Cash                                                               $     2,629    $       -.-    $       -.-
   Accounts receivable                                                     50,558            -.-          8,429
   Prepaid expenses                                                        13,304         18,660         12,035
   Subscriptions receivable                                               100,000            -.-            -.-
                                                                      -----------    -----------    -----------
           Total current assets                                           166,491         18,660         20,464
                                                                      -----------    -----------    -----------
Equipment, at cost, net of accumulated
   depreciation of $64,011, $47,043 and $34,663                            30,459         33,284         54,496
                                                                      -----------    -----------    -----------
Other assets
   Digital Amplifier patent, net of amortization
      of $41,764, $31,399 and $24,340                                      28,558         33,087         22,398
                                                                      -----------    -----------    -----------
                                                                      $   225,508    $    85,031    $    97,358
                                                                      ===========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
   Bank line of credit                                                $   200,000    $   250,000    $   250,000
   Bank overdraft                                                             -.-          3,560          9,862
   Accounts payable and accrued expenses                                  294,927        242,862        125,781
   Loans payable - stockholders                                           295,168        788,250        663,500
   Accrued interest - stockholders                                         51,529         34,100         79,188
   Subscription deposit                                                    20,000            -.-            -.-
   Current portion of other liabilities                                       -.-          7,884         13,874
                                                                      -----------    -----------    -----------
           Total current liabilities                                      861,624      1,326,656      1,142,205
                                                                      -----------    -----------    -----------
Other liabilities
   Capitalized lease obligations -
      net of current portion                                                  -.-            -.-          7,884
   Loan payable - financing company -
      net of current portion                                                  -.-            -.-         14,667
                                                                      -----------    -----------    -----------
                                                                              -.-            -.-         22,551
                                                                      -----------    -----------    -----------

           Total liabilities                                              861,624      1,326,656      1,164,756
                                                                      -----------    -----------    -----------
Stockholders' deficiency
   Common stock, $.01 par value;
      9,000,000 shares authorized, 4,155,022, 3,106,156,
      and 1,934,000 issued and outstanding in 1999, 1998 and
      1997, respectively                                                   41,550         31,061         19,340
   Common stock subscribed (165,000 shares)                               330,000            -.-            -.-
   Additional paid-in capital                                           6,287,233      4,959,806      4,191,653
   Accumulated deficit                                                 (7,294,899)    (6,232,492)    (5,278,391)
                                                                      -----------    -----------    -----------
           Total stockholders' deficiency                                (636,116)    (1,241,625)    (1,067,398)
                                                                      -----------    -----------    -----------
                                                                      $   225,508    $    85,031    $    97,358
                                                                      ===========    ===========    ===========

================================================================================
See accompanying notes.
                                                                           - 2 -


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                                                                         Page 20

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
================================================================================


                                                               YEARS ENDED DECEMBER 31,

                                                             1999           1998           1997
                                                      -----------------------------------------
Revenues
  Development agreement                               $    32,000    $        --    $        --
  Consulting income                                        28,200         61,371         17,375
                                                      -----------    -----------    -----------

                                                           60,200         61,371         17,375
                                                      -----------    -----------    -----------
Costs and Expenses
  Research and development                                658,200        580,020        464,565
  Selling, general and administrative                     436,555        344,523        361,076
  Consulting costs                                             --         39,715         14,103
                                                      -----------    -----------    -----------

                                                        1,094,755        964,258        839,744
                                                      -----------    -----------    -----------

Loss before other income (expense)                     (1,034,555)      (902,887)      (822,369)
                                                      -----------    -----------    -----------
Other income (expense)
  Interest expense - stockholders                         (17,429)       (34,100)       (38,651)
  Interest expense - other                                (10,103)       (24,600)        (8,469)
  (Loss) gain on disposal of assets                          (320)         6,255             --
  Miscellaneous income                                         --          1,231            470
  Write-off of officer/stockholder receivable                  --             --        (68,000)
                                                      -----------    -----------    -----------

                                                          (27,852)       (51,214)      (114,650)
                                                      -----------    -----------    -----------

Net loss                                               (1,062,407)      (954,101)      (937,019)

Accumulated deficit - beginning of year                (6,232,492)    (5,278,391)    (4,341,372)
                                                      -----------    -----------    -----------

Accumulated deficit - end of year                     $(7,294,899)   $(6,232,492)   $(5,278,391)
                                                      ===========    ===========    ===========

Basic and diluted (loss)
per common share                                      $     (0.30)   $     (0.35)   $     (0.52)
                                                      ===========    ===========    ===========

================================================================================
See accompanying notes.
                                                                             -3-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

                                                                        YEARS ENDED DECEMBER 31,

                                                                   1999           1998           1997
                                                               -----------------------------------------
Cash flows from operations
  Net loss                                                     $(1,062,407)   $  (954,101)   $  (937,019)
  Adjustments to reconcile net loss to net cash
    used in operating activities
     (Loss) gain on disposal of assets                                 320         (6,255)            --
     Write-off of officer/stockholder advances                          --             --         68,000
     Accrued interest - stockholders                                17,429         34,100         38,651
     Depreciation and amortization                                  27,513         29,819         27,352
     Change in operating assets and liabilities:
       Accounts receivable                                         (50,558)         8,429         (8,429)
       Prepaid expenses                                              5,356         (6,625)        (6,447)
       Accounts payable and accrued expenses                        52,065        117,081         70,632
                                                               -----------    -----------    -----------

         Net cash used in operating activities                  (1,010,282)      (777,552)      (747,260)
                                                               -----------    -----------    -----------
Cash flows from investing activities
  Purchases of equipment                                           (14,643)       (10,248)       (14,745)
  Patent costs                                                      (5,836)       (17,748)        (7,543)
                                                               -----------    -----------    -----------

         Net cash used in investing activities                     (20,479)       (27,996)       (22,288)
                                                               -----------    -----------    -----------
Cash flows from financing activities
  Proceeds from line of credit                                     200,000             --        250,000
  Proceeds from issuance of common stock                           421,668        230,686        200,000
  Net proceeds of loans from stockholders                          194,000        594,750        320,500
  Stock subscription deposits                                      200,000             --             --
  Other capital contributions                                       29,166             --             --
  (Decrease) increase in bank overdraft                             (3,560)        (6,302)         9,717
  Repayments of capital lease obligations                           (7,884)       (13,298)        (7,360)
  Repayment of loan payable to financing company                        --           (288)        (3,309)
                                                               -----------    -----------    -----------

         Net cash provided by financing activities               1,033,390        805,548        769,548
                                                               -----------    -----------    -----------

Increase in cash                                                     2,629             --             --

Cash - beginning                                                        --             --             --
                                                               -----------    -----------    -----------

Cash - ending                                                  $     2,629    $        --    $        --
                                                               ===========    ===========    ===========

================================================================================
See accompanying notes.
                                                                             -4-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

1.   Nature of Operations and Basis of Presentation

     The Company is engaged in the development and design of digital amplifier technology. The Company is presently focused on computer based audio and entertainment media applications derived from its all-digital amplifier circuitry design trademarked as Direct Digital Amplification (DDX).

     The financial statements include the accounts of Apogee Technology, Inc. ("Technology"), and its wholly owned subsidiary, DUBLA, Inc. (collectively the "Company"). All significant intercompany transactions and accounts have been eliminated.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has negative working capital, a stockholders' deficiency, recurring losses and in recent years, had no operations (other than development) or any significant current income, all of which raise substantial doubt about its ability to continue as a going concern. The Company plans to raise capital to commercialize and license its digital amplifier technology. The viability of the Company is dependent upon its ability to successfully develop and market the aforementioned applications for its digital amplifier technology and raise sufficient funds for such purposes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   Summary of Significant Accounting Policies

     Property, Equipment and Leasehold Improvements

     Major replacements and betterments of equipment are capitalized. Cost of normal maintenance and repairs is charged to expense as incurred. Depreciation and amortization of property, equipment and leasehold improvements is provided under accelerated methods over their estimated useful lives (5 years).

     Patents

     Costs incurred to register and obtain patents are capitalized and amortized on a straight-line basis over their estimated lives.

     Research and Development

     Costs for research and development are expensed as incurred.

================================================================================
                                                                             -5-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

2.   Summary of Significant Accounting Policies (continued)

     Use of Estimates in Financial Statements

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Bank Line of Credit

     In December 1997, the Company obtained a $250,000 unsecured line of credit with the Boston Private Bank, all of which was outstanding as of December 31, 1998 and 1997. The line was personally guaranteed by two directors of the Company, and was repaid by the directors in March 1999 (see Notes 5 and 13).

     In May 1999, the Company obtained a collateralized loan from Boston Private Bank in the amount of $200,000. The loan calls for monthly payments of interest only and bears a variable interest rate of prime plus 1.0% for an initial rate of 8.75% per annum. The loan is due either on demand, or at maturity, which was extended to January 20, 2000 from the original maturity date of November 20, 1999. The revised interest rate in effect at December 31, 1999 was 9.5% per annum. The loan is secured by all business assets and personally guaranteed by a director of the Company.

     On February 7, 2000, the Company refinanced the note on similar terms of prime plus 1% and monthly payments of interest only with the principal balance due at maturity. The principal balance, interest rate, and maturity date are $200,000, 9.75%, and January 1, 2001, respectively.

4.   Loans Payable - Stockholders

     Loans from officers and directors amounted to $295,168, $788,250 and $663,500 at December 31, 1999, 1998 and 1997, respectively. These loans bear interest at 8% per annum. During 1999 and 1998, stockholder debt of $637,083 and $470,000, respectively, was converted to stock, and in 1999, $50,000 was converted to a deposit toward a private placement offering which remained outstanding at December 31, 1999 (see Notes 5 and 13). In 1998, accrued interest totaling $79,188 which related to the $470,000 of stockholder loans converted to common stock was waived by those stockholders (see Note 6).

     At December 31, 1999, 1998 and 1997, accrued interest payable on stockholder loans amounted to $51,529, $34,100 and $79,188, respectively (see Note 6).

================================================================================
                                                                          -6-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

5.   Equity

     Below are the changes in the capital stock and additional paid-in capital accounts:

                                                                                                                         Additional
                                                                                                     Common Stock         Paid-in
                                              Preferred Stock (B)          Common Stock               Subscribed          Capital
                                             ---------------------    ----------------------   -----------------------   ----------
                                              Shares      Dollars      Shares       Dollars      Shares      Dollars      Dollars
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------
Balance - January 1, 1997                       1,630   $  163,000    1,534,000   $   15,340           --   $       --   $3,832,653

Shares issued in May 1997 (A)                      --           --      300,000        3,000           --           --      147,000

Shares issued in June 1997 (A)                     --           --      100,000        1,000           --           --       49,000

Preferred stock
 surrendered on May 1997 (B)                   (1,630)    (163,000)          --           --           --           --      163,000
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------

Balance - December 31, 1997                        --           --    1,934,000       19,340           --           --    4,191,653

Shares issued in
April 1998 (C)                                     --           --       80,000          800           --           --       99,200

Shares issued as part of
litigation settlement
plaintiff's legal
costs in May 1998 (D)                              --           --        2,000           20           --           --        1,080

Shares issued pursuant
to litigation settlement
in May 1998 (D)                                    --           --      235,611        2,356           --           --      127,230

Conversion of stockholder
debt to common
stock in May 1998 (E)                              --           --      854,545        8,545           --           --      461,455

Waiver of interest
on stockholder
debt in May 1998 (F)                               --           --           --           --           --           --       79,188
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------
Balance - December 31, 1998                        --           --    3,106,156       31,061           --           --    4,959,806
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------

================================================================================
                                                                          -7-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

5.   Equity (continued)

                                                                                                                         Additional
                                                                                                     Common Stock         Paid-in
                                              Preferred Stock (B)          Common Stock               Subscribed          Capital
                                             ---------------------    ----------------------   -----------------------   ----------
                                              Shares      Dollars      Shares       Dollars      Shares      Dollars      Dollars
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------
Shares issued
August 1999 (G)                                    --      $    --       723,666   $    7,237           --   $       --   $ 857,513

Shares issued
September 1999 (H)                                 --           --      275,200        2,752                                341,248

Subscriptions received
September through
December 1999 (I)                                  --           --           --           --      215,000      430,000           --

Shares issued
October 1999 (J)                                   --           --       50,000          500      (50,000)    (100,000)      99,500

Contributions by directors (K)                     --           --           --           --           --           --       29,166
                                             --------   ----------    ---------   ----------   ----------   ----------   ----------
Balance - December 31, 1999                        --   $       --    4,155,022   $   41,550      165,000   $  330,000   $6,287,233
                                             ========   ==========    =========   ==========   ==========   ==========   ==========

     (A) In May 1997 and June 1997, the Company issued 300,000 and 100,000 shares, respectively, of the Company's common stock at a price of $.50 per share to outside investors.

     (B) The $100 par value 9% preferred stock is non-voting, non-cumulative, non-convertible, and is redeemable at the election of the Board of Directors of the Company.

          In May 1997, the owners of the 1,630 issued and outstanding shares of preferred stock surrendered and contributed their shares to the Company. The carrying amount of the preferred stock was credited to additional paid-in capital.

     (C) In April 1998, an outside investor purchased 80,000 shares of the Company's common stock at a market price of $1.25 per share.

     (D)  See Note 8.

     (E) Pursuant to a resolution of the Board of Directors of June 12, 1997, and subsequently approved by majority assent of shareholders at the Annual Meeting of August 15, 1997, shareholder loans totaling $470,000 were converted into 854,545 shares of common stock at a price of $.55 per share in May 1998 (see Note 4).

================================================================================
                                                                          -8-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

5.   Equity (continued)

     (F)  See Note 4.

     (G) In August 1999, the Company issued a total of 723,666 shares (644,000 shares at $1.25 per share and 79,666 shares at $.75 per share) in consideration for subscription receipts of $864,750 pursuant to a private placement authorized January 1999 (see below).

     (H) In September 1999, the Company issued 275,200 shares at $1.25 per share pursuant to a private placement subscription authorized May 1999 (see below).

     (I) In the fourth quarter of 1999, the Company received subscriptions totaling $430,000 to purchase 215,000 units in conjunction with the $545,000 private placement (see below).

     (J) In October 1999, the Company issued 50,000 shares at $2.00 per share and warrants to purchase 10,000 shares at $2.50 per share for a subscription received in conjunction with the $545,000 private placement (see below).

     (K) In 1999, two directors of the Company contributed amounts to the Company to reimburse it for prior years' interest costs incurred to finance operations.

     Private Placements

     In January 1999, the Company completed a private placement of stock that originally commenced in 1998, of 723,666 shares of common stock. The Company received $85,000 in cash, converted stockholder debt of $529,750 and repayment of $250,000 bank debt by two directors (see Notes 3 and 13).

     In May 1999, the Company completed a private placement of 275,000 shares of common stock. The Company received $236,668 in cash deposits and converted stockholder debt of $107,332.

     In September 1999, the Company authorized a private placement in the amount of $545,000 for 272,500 units at $2.00 per unit. Each unit represents a subscription for one share of common stock at $2.00 per share and one warrant to purchase one-fifth of a share of common stock at $2.50 per share. The warrants expire 5 years from the date of subscription. Of the $545,000 private placement, 50,000 units were subscribed for and issued for $100,000. Additional subscriptions totaling $330,000 to purchase 165,000 units were received. Proceeds received in 1999 were $180,000 together with conversion of $50,000 in stockholder loans. The remaining $100,000 was received in January 2000. As of December 31, 1999, there were 57,500 unsubscribed units in the amount of $115,000 (see Note 14).

     In 1999, the Company received a $20,000 deposit toward a future stock placement offer.

================================================================================
                                                                          -9-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

6.   Related Party Transactions

     From January through March 1997, certain administrative costs, such as office expenses, were provided by a related party at no cost to the Company.

     During 1994 and 1995, the Company advanced $68,000 to a former officer/stockholder of the Company. The advances were recorded as a receivable on the books of the Company but in 1997 were authorized for write-off by the Board of Directors in recognition of additional compensation to that officer.

     In April 1997, the Company moved to a facility owned by a stockholder of the Company. The Company rents the facility on a month-to-month basis for $3,600 per month. Rent paid during 1999, 1998 and 1997 amounted to $43,200, $43,200 and $30,600, respectively.

     The Company accrued $17,429, $34,100 and $38,651 of interest expense on stockholder loan balances for the years 1999, 1998, and 1997, respectively. In 1998, $79,188 of accrued interest on stockholder loans was waived and contributed to capital (see Notes 4 and 5).

7.   Development and License Agreements

     The Company derived substantially all its revenue in 1997 as consulting fees under a development agreement with a major electronics manufacturer which provided funding to produce a working prototype of its amplifier circuitry in exchange for a license agreement to produce devices using the Company's patented design. These agreements were terminated in March 1997.

     In May 1999, the Company entered into a Memorandum of Understanding with Avio Digital, Inc. ("Avio") to exchange and license certain technical information in order to evaluate the capability of the Company's patented digital audio amplifier technology ("DDX") with Avio's home networking technology.

     In August 1999, the Company signed a licensing agreement with ALST Excellence Center, ("ALST") a strategic partnership between Altec Lansing Technologies, Inc. ("Altec") and STMicroelectronics. Under this agreement, the Company will license its patented DDX intellectual property on a non-exclusive basis to develop integrated semiconductor products for the computer, consumer electronics, automotive and communications markets. ALST will be responsible for the overall product development and STMicroelectronics will manufacture and sell products to Altec Lansing and other audio manufacturers. The Company will receive a royalty on sales of all products incorporating the Company's DDX technology.

     During 1999, the Company's revenue of $60,200 represents an initial one-time nonrefundable license fee of $32,000 and consulting fees of $28,200 under the ALST agreement.

================================================================================
                                                                          -10-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

7.   Development and License Agreements (continued)

     In June 1999, the Company entered into an agreement with a semiconductor manufacturer, which calls for them to design and develop the semiconductor circuitry for a power amplifier chip using the Company's patented technology, and to manufacture these chips for sale to the Company. In accordance with the contract, the Company agrees to pay the manufacturer a program fee of $196,000, payable in installments at each phase of completion. The agreement provides for termination fees based on phase of completion should the contract be canceled. The agreement also specifies that the Company commits to an annual minimum purchase of $253,500 over the term of the agreement, which is 3 years from the effective date (above).

8.   Stockholder Litigation

     In August 1997, a stockholder initiated an action against the Company and certain directors and officers, alleging, among other matters, that valuations attributed to certain stock transactions were inappropriate. The Company proposed a settlement in December 1997 which was accepted and judged final in March of 1998. The settlement dismissed all claims against the Company and its directors and officers. In exchange, the Company offered to all stockholders, exclusive of the defendants, the right to subscribe to purchase 2 shares of common stock for each 5 shares held at a price of $.55 per share, up to a maximum of 400,000 shares. Pursuant to the settlement, stockholders subscribed to a total of 235,611 shares of common stock which were Company issued in May 1998. In addition, the Company paid the plaintiffs' attorneys $15,000, plus expenses and 2,000 shares of the Company's common stock.

9.   Stock Options

     In May 1997, the Company adopted a new incentive stock option plan ("ISO") for key employees, directors and consultants. The Company's board of directors authorized a maximum of 300,000 shares of common stock for issuance under the plan. Pursuant to the plan, the board may grant options to key employees, directors, or consultants at its discretion. Options granted under the plan to less than 10% and greater than 10% stockholders, are to be for 100% and 110%, respectively, of the fair value of the common stock on the date of the grant, and expire 10 and 5 years, respectively, from the date of the grant. There is no vesting provision contained in the plan.

================================================================================
                                                                          -11-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

9.   Stock Options (continued)

     The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS
     123). It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's net loss would not have significantly changed.

     The fair value of each option grant is estimated on the date of grant using the minimum value method with an expected life of five or ten years using risk-free rates ranging from 5.21% to 6.63% (zero-coupon U.S. Government issues with a five or ten year maturity).

     A summary of the status of the Company's stock options as of December 31, 1999, 1998 and 1997, and changes during the year ending on that date is presented below.

                                                    1999                1998                1997
                                             -----------------   -----------------   -----------------
                                                      Weighted            Weighted            Weighted
                                                      Average             Average             Average
                                                      Exercise            Exercise            Exercise
                                             Shares     Price    Shares     Price    Shares     Price
                                             ------   --------   ------   --------  -------   --------
Outstanding beginning of year                250,000    $0.52    250,000    $0.52        --     $  --

Granted                                       50,000    $1.25         --       --   250,000      0.52

Expired                                           --                  --                 --
                                             -------             -------            -------
Outstanding at end of year                   300,000    $0.64    250,000    $0.52   250,000     $0.52
                                             =======             =======            =======
Weighted average fair value of
options granted during year                  $  0.71             $    --            $  0.32
                                             =======             =======            =======
Options exercisable at December 31           139,000              80,000             30,000
                                             =======             =======            =======

     In July 1997, the Company issued options under the 1997 plan to certain employees to purchase a total of 150,000 shares at a price of $.50 per share. These options vest 20% at issue, and an additional 20% at each subsequent January until 100% at January 2001. These options were granted in substitution and cancellation of their rights pursuant to the 1989 plan.

     In July 1997, the Company granted to two directors of the Company options under the 1997 plan to purchase 50,000 shares each, at a price of $.55 per share. These options vest 20% per year over five years from the grant date.

================================================================================
                                                                          -12-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

9.   Stock Options (continued)

     In January 1999, the Board of Directors of the Company granted 10,000 options at $1.25 per share to a director. These options vest 20% per year over five years from the grant date.

     In May 1999, the board granted 40,000 options, at $1.25 per share to 4 employees and a director. These options vest 20% per year commencing from the grant date.

     In addition to the 1997 plan, in December 1990, the Board granted to an outside consultant a nonqualified option for 10,000 shares at a price of $2.50 per share, under the 1989 stock option plan, which expires ten years from the date of grant. These options remain outstanding as of December 31, 1999, 1998 and 1997. There were no other options outstanding as of December 31, 1999, 1998 and 1997.

10.  Earnings (Loss) Per Common Share

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed similarly to the way fully diluted earnings per share was computed pursuant to Accounting Principles Board Opinion No. 15. Earnings (loss) per share amounts for all years have been presented to conform to SFAS No. 128.

     Basic and diluted loss per common share are computed by dividing net loss by the weighted average number of shares of common stock outstanding during each year, as well as common shares subscribed for which the cash has been received by the end of the year, which totaled 3,525,667, 2,722,104 and 1,792,333 shares for 1999, 1998 and 1997, respectively. The assumed exercise of outstanding warrants and stock options for diluted loss per common share was not applicable because their effect was antidilutive.

================================================================================
                                                                          -13-

--------------------------------------------------------------------------------

APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998 AND 1997
================================================================================

11.  Employee Retirement 401(k) Plan

     In September 1997, the Company established a 401(k) retirement plan for the benefit of its employees. The plan imposes no contribution requirement or liability upon the Company. Plan participation is voluntary and unconditional to all employees over 18 and plan contributions are discretionary to the limits allowed by the Internal Revenue Code and are immediately 100% vested. There were no employer contributions during 1999, 1998 and 1997.

12.  Tax Loss Carryforwards

     The Company has federal net operating loss carryforwards at December 31, 1999, totaling approximately $9,200,000, respectively, expiring through the year 2019.

     The Company's net losses result in no current tax benefit. The deferred tax assets arising from net operating loss carryforwards amounted to approximately $1,700,000, $1,500,000 and $1,300,000 at December 31, 1999,
     1998 and 1997, respectively, and were fully offset by a valuation allowance as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

13.  Supplemental Cash Flow Information

     Interest paid during 1999, 1998 and 1997 amounted to $9,876, $24,600 and $8,469, respectively.

     Supplemental Disclosure of Noncash Financing and Investing Activities

     The Company financed purchases of equipment costing $28,542 in 1997. In 1998, the Company sold certain financed equipment to a former employee for $14,667, the balance of the underlying loan which was assumed by the former employee.

     In 1999 and 1998, stockholder loans totaling $637,082 and $470,000, respectively, were converted to capital and an additional $50,000 of loans were converted in 1999 to deposits toward private placement subscriptions (see Notes 4 and 5).

     In March 1999, the outstanding bank debt of $250,000 was repaid by two directors of the Company, in consideration of which the directors received credit toward subscriptions for 200,000 shares of common stock valued at $1.25 per share (see Notes 3 and 5).

14.  Subsequent Events

     In January 2000, the Company received $115,000 of the remaining subscriptions, completing the September 1999 $545,000 private placement (see Note 5). In February 2000, the remaining 222,500 shares and warrants were issued.

     In January 2000, the Company approved a new private placement in the amount of $525,000 for 175,000 shares at $3.00 per share.

================================================================================
                                                                          -14-

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                                                                         Page 32

            II. THREE MONTH PERIOD ENDED MARCH 31, 2000, UNAUDITED



                    APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                             March 31,       December 31,
                                                                                               2000              1999
                                                                                             ---------        ----------
                                         ASSETS                                              (Audited)
                                         ------
Current assets:
        Cash..........................................................................      $   236,376       $     2,629
        Accounts receivable...........................................................               --            50,558
        Prepaid expenses..............................................................           13,251            13,304
        Subscriptions receiveable.....................................................               --           100,000
                                                                                            -----------       -----------
           Total current assets.......................................................          249,627           166,491
                                                                                            -----------       -----------
Equipment, at cost, net of accumulated
depreciation of $67,341 and $64,011...................................................           36,272            30,459
                                                                                            -----------       -----------
Other assets:
        Digital Amplifier patent, net of amortization
        of $44,566 and $41,764........................................................           26,434            28,558
                                                                                            -----------       -----------


                                                                                            $   312,333       $   225,508
                                                                                             ==========        ==========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
                             ------------------------------------

Current liabilities:
        Bank line of credit...........................................................      $   198,000       $   200,000
        Accounts payable and accrued expenses.........................................          265,735           294,927
        Loans payable - stockholders..................................................          275,167           295,168
        Accrued interest - stockholders                                                          57,098            51,529
        Subscription deposit                                                                         --            20,000
                                                                                            -----------       -----------
           Total current liabilities..................................................          796,000           861,624
                                                                                            -----------       -----------

Stockholders' deficiency
        Common stock, $.01 par value;
        9,000,000 shares authorized, 4,377,522 and
        4,155,022 shares issued and outstanding in
        2000 and 1999, respectively...................................................           43,775            41,550
        Common stock subscribed (117,000 and 165,000
        shares, respectively)                                                                   351,000           330,000
        Additional paid-in capital....................................................
                                                                                              6,730,008         6,287,233
        Accumulated deficit...........................................................       (7,608,450)       (7,294,899)
                                                                                         ---------------   ---------------
               Total stockholder' deficiency..........................................         (483,667)         (636,116)
                                                                                         ---------------   ---------------
                                                                                            $   312,333       $   225,508
                                                                                            ===========       ===========

    The  accompanying  notes  are  an  integral  part  of  these  condensed consolidated financial statements.

--------------------------------------------------------------------------------

                    APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND ACCUMULATED DEFICIT

                                                                            Three Months Ended
                                                                                 March 31,
                                                                                 ---------
                                                                           2000           1999
                                                                           ----           ----
Costs and expenses:
     Research and development .......................................   $   126,588    $    91,754
     Selling, general and administrative ............................       176,461         62,563
                                                                        -----------    -----------

                                                                           (303,049)      (154,317)
                                                                        -----------    -----------

Loss before other expenses                                                 (303,049)      (154,317)
                                                                        -----------    -----------

Other expenses

     Interest expense ...............................................        10,502          7,205
     Loss on disposal of asset.......................................            --            320
                                                                        -----------    -----------
                                                                             10,502          7,525
                                                                        -----------    -----------
                                                                           (303,551)      (161,842)
        Net Loss

Accumulated deficit - beginning                                          (7,294,899)    (6,232,492)
                                                                        -----------    -----------
                                                                        $(7,608,450)   $(6,394,334)
Accumulated deficit - ending                                            ===========    ===========

                                                                        $     (0.07)   $     (0.05)
Basic and diluted loss per common share                                 ===========    ===========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

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                                                                         Page 34

                    APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Three Months Ended
                                                                                                  March 31,
                                                                                             2000            1999
                                                                                             -----           ----
Cash flows from operations
     Net loss ........................................................................  $  (313,551)    $  (161,842)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
        Loss on sale of assets........................................................           --             320
        Accrued interest - stockholders                                                       5,569           7,049
        Depreciation and amortization.................................................        6,131           5,383
        Change in operating assets and liabilities:...................................
             Accounts receivable......................................................       50,558              --
             Prepaid expenses.........................................................           53           7,587
             Accounts payable and accrued expenses....................................      (29,192)        (42,652)
                                                                                        -----------     -----------

                  Net cash used in operating activities...............................     (280,432)       (184,155)
                                                                                        -----------     -----------

Cash flows from investing activities
     Purchases of equipment...........................................................       (9,142)         (5,933)
     Patent costs.....................................................................         (679)           (289)
                                                                                        -----------     -----------

             Net cash used in investing activities....................................       (9,821)         (6,222)

Cash flows from financing activities
     Proceeds from common stock subscriptions.........................................      546,000          85,000

     Other capital contributions......................................................           --          29,166
     Proceeds of loans from stockholders..............................................           --          54,000
     Repayments of stockholder loans..................................................      (20,000)             --
     Increase in bank overdraft.......................................................           --          25,975
     Repayment of capital lease obligations...........................................           --          (3,764)
     Repayment of bank loan...........................................................       (2,000)             --
                                                                                        -----------     -----------
                  Net cash provided by financing activities...........................      524,000         190,377
                                                                                        -----------     -----------
Increase in cash......................................................................      233,747              --
Cash - beginning......................................................................        2,629              --
                                                                                        -----------     -----------
Cash - ending.........................................................................  $   236,376     $        --
                                                                                        ===========     ===========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

--------------------------------------------------------------------------------

                    APOGEE TECHNOLOGY, INC. AND SUBSIDIARY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999


1.   Basis of Presentation

     The condensed consolidated interim financial statements have been prepared in accordance with the requirements of Regulation SB and with the instructions to Form 10-QSB. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows have been included. The results of operations for the three month period ended March 31, 2000 are not necessarily indicative of the operating results to be expected for the year ending December 31, 2000. These financial statements should be read in conjunction with the financial statements and accompanying notes for the year ended December 31, 1999.

     The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     The financial statements include the accounts of Apogee Technology, Inc. ("Technology"), and its wholly owned subsidiary, DUBLA, Inc. (collectively the "Company"). All significant intercompany transactions and accounts have been eliminated.

     The Company is engaged in the development and design of digital amplifier technology. The Company is presently focused on computer based audio and entertainment media applications derived from its all-digital amplifier design trademarked as Direct Digital Amplification (DDX(R)).

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has negative working capital, a stockholders' deficiency, recurring losses, and had no operations other than development or any significant current income, all of which raise substantial doubt about its ability to continue as a going concern. The Company plans to raise capital to commercialize and license its digital amplifier technology. The continued viability of the Company is dependent upon its ability to successfully develop and market the aforementioned application for its digital amplifier technology and raise sufficient funds for such purposes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   Bank Line of Credit

     In February 2000, the Company refinanced a collateralized loan from a financial institution in the amount of $200,000. The loan is due either on demand, or in ten monthly principal payments of $1,000 plus interest and the balance of principal and interest at maturity on January 1, 2001. The loan calls for a variable interest rate of prime plus 1%, for an initial rate of 9.75%. The loan is secured by the assets of the Company and is personally guaranteed by a director of the Company (see Note 4).

--------------------------------------------------------------------------------

3.   Stock Transactions

     In February 2000, the Company issued 222,500 shares and warrants pursuant to subscription agreements dated November 1999 through January 2000, of which 70,000 shares were issued to directors and officers of the Company. Each warrant represents the right to purchase 1/5 of a share of common stock at an exercise price of $2.50 per share, and expire February 2005.

     In January 2000, the Company approved a private placement in the amount of $525,000 for the sale of 175,000 shares of common stock at $3.00 per share. This offering was subsequently increased to $750,000 and 250,000 shares respectively. As of March 31, 2000, pursuant to this offering, the Company received $351,000 representing 117,000 shares subscribed at $3.00 per share.

4.   Subsequent Events

     In April 2000, the Company issued 42,000 shares of stock for options exercised by three directors of the Company pursuant to the 1997 stock option plan.

     In the second quarter of 2000, the Company completed the aforementioned private placement by selling the remaining 133,000 shares for $399,000. In June 2000, the Company issued all of the 250,000 shares under this offering.

     In April 2000, the Board of Directors, subject to stockholder approval, authorized an increase in the shares available under the 1997 incentive stock option plan from 300,000 to 600,000, and awarded options to purchase 58,500 shares to seven employees.

     In April 2000, the Company converted its bank line of credit (Note 2) into a revolving line of credit with maximum borrowings of up to $200,000. The line matures in January 2001, and calls for interest at prime plus 1%, with an initial rate of 10%. The loan is secured by the assets of the Company and is personally guaranteed by a director of the Company. In May 2000, the Company repaid the outstanding principal and interest resulting in a current loan balance of zero.

--------------------------------------------------------------------------------

                                   PART III

Item 1. Index to Exhibits                                                 Page

        3.1   Certificate of Incorporation*
        3.2   Amendment of Certificate of Incorporation*
        3.3   Restated By-Laws*
        10.1  Form of 1999 Stock and Warrant Subscription Agreement*
        10.2 Form of 1999 Warrant to purchase shares of common stock of the Registrant*
        10.3  Form of 2000 Stock Subscription Agreement*
        10.4  Development and licensing Agreement dated August 13, 1999.**

Item 2. Description of Exhibits

        The following documents are filed as part of this report:

        3.1   Certificate of Incorporation*
        3.2   Amendment of Certificate of Incorporation*
        3.3   Restated By-Laws*
        10.1  Form of 1999 Stock and Warrant Subscription Agreement*
        10.2 Form of 1999 Warrant to purchase shares of common stock of the Registrant*
        10.3  Form of 2000 Stock Subscription Agreement*
        10.4  Development and licensing Agreement dated August 13, 1999.**

-------------------
*   Previously filed.
** Confidential treatment is being requested for certain portions of this document.
================================================================================
                                                                          -1-

--------------------------------------------------------------------------------

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          APOGEE TECHNOLOGY, INC.


                                          Date: August 4, 2000
                                                --------------


                                          By: /s/ David Spiegel
                                              -------------------------------
                                              David Spiegel, President


================================================================================

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                                                                         Page 39